Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: May 12, 2022

The following is a transcript of the 2022 Annual General Meeting of Rentokil Initial plc held on May 11, 2022, a recording of which was posted on the website of Rentokil Initial plc on May 12, 2022:

Rentokil Initial AGM 2022

Wednesday 11 May 2022

Rentokil Initial AGM 2022	Wednesday 11 May 2022

Introduction

Richard Solomons

Chairman, Rentokil Initial

Welcome

Good afternoon, ladies and gentleman. Thank you all for coming to Rentokil Initial’s 2022 Annual General Meeting. It is good to see you. I am also pleased to be able to welcome shareholders who are participating electronically today. We appreciate your attendance and continued support.

I am also pleased to tell you that the meeting today is being recorded, so that shareholders and other stakeholders who cannot be present can view it on the company's website in due course. This is our first in-person AGM since 2019, and the first to be held in our new head office, and I am delighted to be able to welcome you here today.

My name is Richard Solomons. I am the Chair of the Board of Rentokil. It is just gone three o'clock, and as we have a quorum, I now declare the meeting open.

Fire exits

Before we start, I would first like to say there is no planned fire alarm test in the building today. So if the fire alarm does go off, I would ask that all attendees here in the room to calmly exit the auditorium by the door at the back right of this room, where you will see fire exit signs in order to exit the building safely to the rear car park.

Introduction to Board

I will shortly provide an overview of the business in 2021 but before I start, I would like to introduce you to the members of the Board. To my left is Andy Ransom, as I am sure you know, our Chief Executive. Seated next to Andy is Stuart Ingall-Tombs, our Chief Financial Officer, and to his left is Julie Southern, who chairs our Audit Committee and sits on our Remuneration and Nomination Committees. To Julie's left, it is Sarosh Mistry, who sits on our Remuneration and Nomination Committees.

On my far right is Linda Yueh, who sits on our Audit, Remuneration and Nomination Committees. To Linda's left, sits John Pettigrew. John is our Senior Independent Director and also sits on our Audit and Nomination Committees. To John's left is Cathy Turner, who Chairs our Remuneration Committee and sits on the Nomination Committee. And finally, I would like to introduce our newly appointed Company Secretary, Catherine Stead.

As is now our usual practice, all directors have participated in a formal performance evaluation process, as described in the Annual Report. And each, including those proposed to re-election, continue to be effective, demonstrate commitment to the role and contribute hugely through their advice and experience to the success of the Company.

You will have seen copies of our 2021 Annual Report, which are available at this meeting and, for those of you joining electronically it is available in the documents section of the portal. The Annual Report is also available online on our website.

We have also published the Company's 2021 Responsible Business Report online. This report provides much greater depth of information and insight into the Company's corporate

Rentokil Initial AGM 2022	Wednesday 11 May 2022

responsibility and sustainability performance, and can be included in the Annual Report. I recommend both reports to you.

Operational performance

Turning to last year's operational performance, I would now like to make a few comments and then we will hear from Andy, who will talk in more detail about our Group strategy to deliver shareholder value.

•	As the effects of the COVID-19 pandemic started to recede in 2021, Rentokil Initial has, with the support of our colleagues, skilfully navigated the ongoing uncertainties across different parts of the world, such as global supply chain shortages; growing challenges in recruiting and retaining frontline colleagues; and further lockdowns and restrictions in some markets in our Asia and Pacific regions.

We continue to succeed in supporting our customers, strengthening our services and extending our reach, while maintaining industry-leading safety standards.

Today, we are global leaders in both pest control and hygiene markets that have grown in importance as people's expectations of hygiene and wellbeing have changed perhaps forever because of the COVID-19 pandemic.

Our Pest Control category has made excellent progress this year, demonstrating its leadership in innovation and in digital services. And in December, we announced our agreement to acquire Terminix, creating what will be the clear number one player in North America, the world's largest pest control market. The deal is a big step in our Company's evolution, but the Board is very confident that it will prove to be a success. This is a large acquisition. The Board has been closely involved every step of the way. We have a very experienced management team, as you know and Terminix is a high-quality company operating in a country and business segment that we know well. Andy will, of course, tell you more about this later.

And of course, we have an incredible team performing strongly right across our organisation. Together, we are committed to achieving the demanding new financial targets that we have set ourselves for the medium term.

So you will now hear a short presentation from Andy on Rentokil Initial’s performance during the last year, and we will then take any questions.

Performance Overview

Andy Ransom

Chief Executive, Rentokil Initial

Introduction

Thanks, Richard. Good afternoon everyone. And please let me add my welcome to that of Richard.

Agenda

Over the next 20 minutes or so, I will update you:

Rentokil Initial AGM 2022	Wednesday 11 May 2022
•	Firstly on our financial highlights of 2021, where, once again, your company has delivered an excellent overall financial performance with revenue, profit and cash, each in excess of our medium-term targets.

•	Secondly, on our operating model, including our Employer of Choice programme, responsible business practices, and global categories of Pest Control, and Hygiene and Wellbeing.

•	I will then say a few words on M&A and reiterate the compelling industrial and financial logic of the exciting Terminix transaction and the encouraging progress that we are making on this.

•	And finally, I will conclude with our focus on delivering long-term shareholder value through our share price and dividend performance, as well as a quick summary of the trading highlights from the first quarter of this year.

Financial Performance

So let me start by recapping on the main financials for 2021.

Revenue from ongoing operations increased by 9.8% to just over £3 billion at constant exchange rates, with organic growth, excluding one-time disinfection revenues, at 7.5%. That is the highest level for many years, and with strong contributions being made in Pest Control of 8.1%, and in core Hygiene of 7.4%.

Ongoing operating profit grew by 19.5%, reflecting good performances across our regions, and with Group Operating Margins increasing by 130 basis points to 15%. Free cash flow of £326.5 million was very strong, and with a cash conversion rate of 107.3%.

We had a cash spend of £463 million on M&A during the year, while still maintaining our net debt to EBITDA ratio below 2 times.

So a very positive set of financials and further details, which are, of course, available in the Annual Report.

Operating Model

Driving these results is the focused execution of our operating model, or ‘the machine’, as I call it, which starts with our people at the top. And in 2021, our Employer of Choice programme continued to create real value.

Despite the so-called ‘Great Resignation’ and undoubted labour market pressures in some countries, we maintained an excellent level of colleague retention at around 85%.

We are continuing to attract new talent to join our Company with 70,000 job applications last year, and one of the ways in which we drove this was the launch of a new job-sharing tool called Careers Plus, which is maximising our social media presence and which connected us with 15,000 of those applications.

We created an additional 500 new online training courses that is bespoke content specifically to meet the needs of our business. And we again delivered record levels of training. And in our most recent all-colleague survey conducted at the end of last year, we had a remarkable 91% response rate. And once again, we recorded outstanding levels of engagement and enablement across the entire Group.

Rentokil Initial AGM 2022	Wednesday 11 May 2022

In 2021, we also delivered our safest ever year with a world class lost time accident rate of 0.38, meaning fewer slips, trips and falls, and of course, reducing the associated impact on our people and the business.

Happy, engaged, well trained and safe employees deliver high levels of customer service, as you can see there by the 12,000 “five-star” reviews for Rentokil and Initial on Trustpilot and by our increased customer retention of almost 1% to 85.3%.

Over the last 12 months, our use of digital sales channels has reached new heights, for example, now accounting for over a third of all sales leads coming into our UK operations.

So these high levels of customer engagement in turn drive higher levels of organic growth, improved profit performance and margin, and they throw off high levels of cash, which we have used to reinvest back into the business into:

training, innovation, technology, and into M&A, with more than 230 companies acquired since 2016, of which 52 deals were completed last year.

And whilst continuing to deliver our financial targets, is, of course, extremely important, we are also very focused on our wider sustainability goals. Last year, we made further good progress, with more electric vehicles;

more renewable electricity in our properties; and more recycling, and that progress has been recognised externally, for example, by being one of only 700 companies globally to be included in this year's Dow Jones Sustainability Yearbook.

This is our RIGHT WAY Plan in action, doing the right things for colleagues, who deliver a great service for customers, and who, in turn, create value for our shareholders and for society. It is proven, successful, scalable, and a model that we continue to execute at pace.

And clearly, when we joined forces with Terminix later this year, it is a model that will yield even bigger benefits in the future.

Another important part of our responsible business approach, and one of great importance to colleagues, is our commitment to the communities in which we operate, and our long-term charity partnerships. Further details are set out in our Responsible Business Report.

But just to give you two examples, last year over 2,000 of our colleagues joined together in teams to undertake a 9,000 kilometre challenge to support Malaria No More and they raised over £200,000 for this important charity. The teams of cyclists from Indonesia, which you can see on the screen there, decided to do a second leg of a further 9,000 kilometres, putting the CEO’s team called Simply the Pest, firmly into the shade.

As you can also see on the screen, earlier this year, we donated £100,000 to UNICEF, the UN children's charity, to support their essential work in and around Ukraine. We do not have operations in Ukraine, but this was simply the right thing to do. And it was much appreciated by our colleagues, our customers, and, I believe, our shareholders.

Business performance

So turning now to our global categories, and starting with Rentokil, which, as we all know, is the world's greatest pest control business.

Rentokil Initial AGM 2022	Wednesday 11 May 2022

In 2021, ongoing revenues in Pest Control grew by 18.6%, ahead of the eight-year CAGR of 13.5%, and it exceeded £2 billion for the first time, and with particularly strong organic growth of 8.1%.

Operating profits grew by a third, reflecting strong performances as our countries moved out of lockdown. One of the key growth drivers of this organic growth is innovation and in particular, innovation that reduces the carbon footprint of our customers.

Last year, we set an ambitious goal to reach 25% of our commercial customers with connected services by 2026. And despite the global shortage of computer chips, we had another very good year in 2021, with a further 87,000 units installed, and with our network now carrying around 15 million digital messages a day from our units in the field to our online command centre.

So turning now to our Hygiene businesses.

At the Half Year we talked about the return of our core Hygiene services. And as you can see, the business delivered total ongoing revenue growth of 8.2%, of which organic revenue growth was a very creditable 7.4%.

Whilst profits in the overall category reduced by 18.3%, reflecting the expected reduction in disinfection services from its peak in 2020, profits in our core hygiene business have rebounded strongly year-on-year, reflecting that return of the core Hygiene business.

Last year we also set a new organic growth target for our Hygiene and Wellbeing business between 4% and 6% over the medium term, reflecting the increased demand that we see for higher standards of hygiene.

As an example of this increasing demand, throughout the last 12 months we have highlighted the importance of air care and air purification services. And we now offer two ranges of commercial air purifiers: VIRUSKILLERTM and Inspire Air. Both use hospital grade HEPA filters, while VIRUSKILLERTM also has an internal chamber where the air passes through UV light to disinfect the air, before releasing it back into the environment.

In 2021, we installed over 11,000 air purification units and we generated annual revenues of around £9 million. For those people with us today, you can find out more in our product showcase area outside, and you will also see some of the units around this room.

So overall, a very successful year in both Pest Control and in Hygiene, and we expect to make further good progress in 2022.

M&A

So turning now to acquisitions.

In 2021, we delivered 52 deals demonstrating the strength of the pipeline and our ability to create value from M&A, including, as you can see here on the map:

•	17 deals in North America;

•	Nine each in the Pacific and our UK and Rest of World regions;

•	Seven in Europe;

•	Five acquisitions in each of Asia and Latin America.

Rentokil Initial AGM 2022	Wednesday 11 May 2022

Including the EPS deal that we completed at the end of December 2020, but which we paid for in 2021, we acquired total annualised revenues of £209 million with a cash spend in the year of £463 million, in line with our £450 million to £500 million guidance that we gave in the second half of the year.

Given the strong pipeline, our target spend for M&A ‘bolt-ons’ in 2022 is around £250 million.

Terminix

So turning now to Terminix.

Of course, we were delighted to announce our incredibly exciting acquisition of Terminix at the end of the year. And on this slide, we have concentrated this important opportunity into three key areas.

Firstly, the deal delivers a step change in local density in North America. That is the world's largest pest control market.

Terminix adds 375 local locations, and around 50,000 customer visits every day. So this is a major opportunity to bring together our roots and properties and to make the combined business more efficient and more effective.

It is a great fit, of course, with Rentokil’s expertise in commercial pest control combining with Terminix’s strength in residential and termite pest control.

As you have already heard today, pest control is an exceptional industry. And the deal increases our overall exposure to this high-quality market from around 62% of Group ongoing revenues to around 75%. And of course, it opens up an enlarged customer base in North America, where we will be acquiring 2.9 million new customers, giving us a larger platform for innovation and new technology.

Secondly, the deal would deliver significant synergies.

These are two highly complementary businesses, with a strong operational and cultural fit. And we are determined to create further differentiation through a continued focus on people, customers, innovation, digital and sustainability.

But to be clear, at this stage, we have not included any revenue synergies from improving colleague and customer retention, from improved sales force density, nor from upsell/cross sell, or from innovations and digital services.

We expect to deliver at least $150 million net cost synergies by the third full year post completion with around 30% of these run rate synergies in the first year after completion.

And thirdly, the deal delivers highly attractive financials.

This is a great opportunity to increase Group net operating margins through cost reductions and operational efficiencies by around 100 basis points in each of the three calendar years post completion.

Our net debt to EBITDA medium term target will continue to be between 2 to 2.5 times, and so designed to maintain our BBB investment grade rating.

And the deal is expected to be ‘mid-teens percent accretive’ to our EPS in the first full year post completion, and for returns to exceed our cost of capital by the third full year following completion.

Rentokil Initial AGM 2022	Wednesday 11 May 2022

And as you can see on the screen, this will be a business of significant scale. And to illustrate that, combining each company's financials for the full year 2021, revenue would have amounted to $6 billion with an adjusted EBITDA of $1.3 billion and Free Cash Flow of $700 million.

As we announced in March, we are already through the US regulatory process. We have established 15 workstreams to create the integration plan. And subject, of course, to the approval of our respective shareholders, we are on track to complete the acquisition in the second half of this year.

Share price and dividend performance

Turning now to our share price and dividend performance.

As you can see from the charts, in 2021, our share price increased by 15%, once again ahead of the FTSE 100. And the Board has recommended a final dividend of 4.30p per share, equating to a full-year dividend of 6.39p per share, which represents an increase of 18.1% year-on-year.

Overall, we have delivered a total shareholder return of 324% over the last seven years.

Summary

So, in summary, in 2021:

•	We delivered a strong financial performance, an excellent M&A.

•	We delivered total Ongoing Revenue growth of almost 10%, with Pest Control growing by 18.6%, and Core Hygiene delivering growth of 8.2%.

•	We continue to create a higher quality business through our innovations and our digital expertise.

•	We have maintained our disciplined approach to M&A with 52 deals.

•	Profits increased by almost 20%.

•	And our free cash flow of £326.5 million was delivered an outstanding cash conversion rate of 107.3%.

And I am pleased to report that this positive momentum has continued into 2022. And in the first three months, ongoing revenue increased by 12.3% at constant exchange rates. And in line with our RIGHT WAY plan, this growth was delivered through a combination of organic revenue growth, which increased by 8%, and acquisitions, which contributed a further 4.3%.

So ladies and gentlemen, whilst there is obviously a huge amount of work still to do on our exciting Terminix project, we will absolutely maintain our laser-like focus on executing our business as usual operations. And we are confident of delivering further operational and financial progress in the coming year in line with our expectations.

I will now hand back to Richard to continue with the formal business of this meeting. Thank you.

Rentokil Initial AGM 2022	Wednesday 11 May 2022

Formal Business Meeting

Richard Solomons

Chairman, Rentokil Initial

Thank you very much, Andy. It is a good story of progress in there, and thanks to everything that you and the team do to achieve that.

So given that shareholders are able to join and vote at this meeting electronically, the order of business will be slightly different from previous years. In a moment, there will be an opportunity for shareholders to put questions to the Board.

However, to allow maximum time to cast your vote today, voting on all resolutions will open ahead of the Q&A session, and will remain open until the meeting closes.

So I will now proceed with the formal business of the day. And I refer you to the notice convening this Annual General Meeting, which for those of you joining electronically is available in the Documents section of your portal.

The formal resolutions are set out in the notice of meeting, which was made available on the Company's website on 30th March and was sent in parallel to those shareholders who asked to receive their annual report and notice of meeting by post. Accordingly, the requisite notice of the meeting has been given. I propose therefore that, with your consent, the notice of meeting should be taken as read. Thank you.

So each of the resolutions set out in the notice of meeting was accompanied by an explanatory note, so I do not propose to summarise them again before putting them to the vote. In accordance with the Articles of Association of the Company, voting today will be done by way of a poll on each of the resolutions put to the meeting. This is seen as best practice as it gives all shareholders the opportunity to participate in the decision making of the Company and have the votes recorded in proportion to the number of shares they hold. Our registrar, Equiniti, has been appointed as scrutineer to count the votes at the end of the meeting.

The Board considers that the resolutions to be put to the meeting are in the best interest of the Company and its shareholders as a whole. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do so in respect to their own beneficial holdings.

Shareholders joining virtually are able to vote electronically this year, as they were last year, and the voting options will appear on your screen shortly once the poll is opened. Press the option corresponding with the way you wish to vote for each resolution.

Once you have selected your choice, either ‘For’, ‘Against’ or ‘Withheld’, you will see a message on your screen below the resolution text confirming your vote has been received and how you voted. Please note that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against a resolution.

If you wish to cancel your live vote, please press cancel. The last option selected prior to the vote closing will be accepted by the system.

For those shareholders who are joining us in person today, you should have been given a poll card that looks like this when you registered this afternoon. If there is any shareholder,

Rentokil Initial AGM 2022	Wednesday 11 May 2022

proxy or corporate representative present who does not yet have a poll card or needs additional cards or a pen, please raise your hand and a representative from Equiniti will come and assist you.

Do all shareholders, representatives and proxies attending in person now have their poll cards? Assuming they do. Many shareholders have already sent in a proxy appointing me to vote on their behalf and I will therefore vote as they have instructed me.

If you have already submitted your votes by proxy, you do not need to vote again today unless you wish to change your previous instruction.

So I now formally propose that each of the resolutions as set out in the notice of meeting dated 30th March 2022 and listed on the screen is put to the meeting as a separate resolution, and declare the poll open. A majority of not less than 75% of the shares voted is required to pass a special resolution, which applies to resolutions 16 to 19. For the other resolutions, a simple majority of the shares voted is required. And the poll will remain open for the duration of the meeting.

At this meeting, shareholders, corporate representatives and proxies have the right to speak and have their questions answered. If you are joining us electronically, you can submit your question by clicking on the question icon on the navigation bar within the Lumi platform. Please type your question and click the Submit arrow. If you require further guidance, a copy of the user guide is available via the Documents tab on the navigation bar.

If anyone joining electronic would like to ask a question verbally, this can be done by calling the telephone number which is shown on the information page on the website. You will initially speak to a Lumi representative and will then be connected so that you can ask your question in person. Please give your name before asking your question.

I would also request that if doing this you please mute your computer while on the phone to avoid feedback.

If anyone attending in person would like to ask the question verbally, please raise your hand and then give your name before saying your question.

So I would now like to invite questions in respect of all resolutions. We will take questions in the room before taking any questions from shareholders who are joining electronically. I know that we have a few questions actually coming up. So Catherine, would you like to go ahead with the first question?

Q&A

Catherine Stead: Thank you. The first question is from Mr Jim Wright. And he has asked - are there any ways of reducing the risk of rodenticides inadvertently being ingested by kestrels, harriers, eagles and other birds of prey that feed on mice and rats?

Richard Solomons: Thank you, Mr Wright. Andy, that one is for you.

Andy Ransom: Yeah. Thanks, Mr Wright. That was a very good question. Let’s start with what does Rentokil do and what do we stand for?

Rentokil Initial AGM 2022	Wednesday 11 May 2022

We do pest control, we do rodent control and we stand for protecting people and enhancing lives, and of course, rodents are notorious carriers of all manner of diseases and represents significant threat to humans.

But as a company, we do not believe that our responsibility stops there at all. We take our wider responsibilities towards biodiversity, all manner of nature very, very seriously.

And a couple of facts to back that up. Perhaps we are a founder member of the Campaign for Responsible Rodenticide Use (CRRU). We are members of that in the UK. That is a group of manufacturers and it is designed to spread best practice. And we are trying to reduce the likelihood of secondary poisoning to any other species. So not just beautiful birds of prey, but also slugs, snails, worms, anything that is not intended to be the subject of rodenticides. So we do take it very seriously.

Responsible pest control is all about the right training. It is about the right products. And of course, there are people, Do-It-Yourself people, who complain about farmers, but certain farmers can sometimes use these products in a less controlled way, where they are distributed more widely amongst wildlife. And that is part of what the Campaign for Responsible Rodenticide Use is all about.

Rentokil sets the highest standards in the industry for training. So it is incredibly important that we train our technicians. We have devices which are designed to be tamperproof to make it less likely that non-target species can get to them. And we have a wide raft of innovations, which have been designed specifically to avoid non-target species being harmed.

The next generation of our innovations that we are working on, which are confidential at the moment, but I look forward to telling you about one day, actually, are a move away from chemical-based rodenticides. So in the future, we hope to be able to do rodent control much more effectively without using chemical-based solutions.

So long story short, it is incredibly important to us. We take our responsibilities very seriously. I would argue it is one of the reasons that consumers should use Rentokil because not every pest control company would be able to say what we do, but we take it very seriously. And our wider responsibility does not stop with humans. And it does not start with dealing with the target species. We have to protect the non-target species as part of our wider responsibilities. And that we do.

Richard Solomons: Thank you, Andy.

Catherine Stead: The next question is from Mr Andrew Speke. He said, according to analysis by the High Pay Centre, of all FTSE 350 companies that disclose pay ratios for 2021, Rentokil was among the companies with the highest CEO to median worker pay ratios at 232:1, a significant increase on the ratios of recent years. Is it an objective of the Board’s to turn around this trend and reduce these pay ratios?

Richard Solomons: Thank you, Mr Speke. I will just say a couple of words and then maybe I will ask Cathy Turner, our RemCo Chair to add to that.

So a year ago, shareholders approved a new policy for our Executive Directors’ pay and that policy was designed to ensure that our Directors’ packages were competitive, given the size, complexity and success of your Company. And the policy was also in line with that adopted in

Rentokil Initial AGM 2022	Wednesday 11 May 2022

the wider company, strongly aligned pay to performance, and particularly over the longer term. So that was the policy we approved last year. Cathy, do you want to just add to that?

Cathy Turner: I will. Thank you, Chairman, and good afternoon everyone. In fact, Andrew, I am really glad that you raised this question because it gives me a chance to talk about a ratio that actually is a very blunt ratio, and on its own does not tell you very much. So the fact that you see that our ratio looks high relative to the FTSE 350 is no surprise to me, because it depends on the composition of your workforce. And as we all know, and are delighted, a lot of our workforce are at the frontline and in society generally are in the lower pay categories.

Obviously, if you have more of your staff that are in the higher pay groups, then your ratio is going to be lower. So your question, are we looking in absolute terms to reduce the ratio is not the question that we are looking to answer. What I think you have got to do is break out that ratio and look at the component parts and that is what we do. So when we look at the component parts, we are incredibly proud of the people that we employ in the work that they do. We are committed to making sure that they have competitive pay. It is the same principle that we use for all employees across the Group.

And what is more? Pay is only one element of employment. We are also proud of the training that we give. We are proud of the communities that they work in. And we are proud of the career opportunities that we invest in and make available for our staff. So I have absolutely no apology for that part of the ratio.

Our Chairman has talked about the work that we do on CEO pay. We spend a lot of time looking at the pay of our CEO. We did a complete review and policy review last year. The important bit in the CEO pay is that a significant portion, the majority is variable, is put at risk. And it is right at the top of the organisation, a significant portion of pay is put at risk.

Now I leave with you one statistic in the ratio that you looked up this year. 42% of the CEO pay was attributable to share price growth. Now the way I think about that and the Board think about that, that is good news. That means performance is good. It means that the Company is strong. It means that we can be more certain of growing the business and giving more employment opportunity and the security of the staff that we already employ.

So I understand the question. I understand that these ratios that we have to declare are eye-catching and of course, we should be made to describe them and defend them. But are we, on the Board, looking in absolute terms to reduce the ratio? No. What we are looking to do is analyse what goes into the ratio and make sure our approach and standards bear scrutiny and are competitive with the market and that we are proud of how we conduct ourselves.

So thank you. It was great to be able to talk about how I feel about that ratio. So thank you very much for that question.

Richard Solomons: Thank you, Cathy. Very clear answer. Catherine?

Catherine Stead: Okay. We have received three questions from Mr Anthony Lee and I would suggest, I will read out one at a time. So the first question is: according to the Annual Report, Sarosh Mistry has been on the Board over a year but has no equity. Can you please confirm if he is a shareholder in Rentokil? If not, can he explain his reluctance to invest in the company which pays him £45,000 as a Director?

Rentokil Initial AGM 2022	Wednesday 11 May 2022

Richard Solomons: Thank you, Mr Lee. At the time of the Annual Report, Sarosh was not a shareholder. What I would say is that there is no obligation for any Non-Executive Director to own shares in the company. It is very much a matter of personal choice. But in terms of the Board, as a whole, sitting here in front of you, we do have material shareholding between us. And I am sure Mr Sarosh Mistry will bear your question in mind as he thinks about things in the future. Catherine?

Catherine Stead: Okay. The second question. The acquisition of Terminix has logic, but at a reported 47% premium comes at a high price. Rentokil carries a high proportion of debt. What rate of reduction does the company think it can achieve to be of benefit to current shareholders?

Richard Solomons: Again, Mr Lee, thank you for that question. I think you wrote the question before Andy’s presentation when he talked quite a lot about the acquisition of Terminix, not only the strategic sense of the deal and what it will bring to us as a Group, but talked about the $150 million of synergies that we will generate, the cash generation from the business and our objective to bring down debt levels as we generate cash from the acquisition.

So I think the presentation covered it very clearly. And clearly, there is more about that, that you can read in perhaps on our website and from the announcement of the deal. But we feel very strongly that it is a good deal, will be a very successful deal. And we have a very experienced management team, who we should have confidence who will deliver those benefits. So thank you for that. And the final question?

Catherine Stead: Yeah. The final question from Mr Lee. We have faith in Rentokil, but with a yield of around 1.3% and cover over 2.8%, we feel Rentokil could afford to be a little more generous with its dividend. While we accept that there has been good total growth, the small dividend seems grudging and ungenerous.

Richard Solomons: Mr Lee, thank you for your final question. I would not agree with your conclusions about grudging and ungenerous. And again, I think Andy ran through the numbers. Most importantly, as a company, we have operated a progressive dividend policy for many years, certainly longer than I have been Chair, which means that we expect to grow our dividend broadly in line with the Company's profit growth.

Obviously, we have to think carefully about that in certain times as we did during COVID, where we postponed the dividend for a little while. But the total dividend that we declared this year, the full-year dividend represents an increase of 18%, actually 18.1% against last year, which I think I would not describe as grudging and ungenerous. And as the Company grows, we will continue to operate that progressive dividend policy. So thank you.

Are there any more? I think we have no other questions online. Do we have any others in the room? Well, thank you for that as there appear to be no further questions.

Let us move on with the formal piece of the business of the meeting. So for any shareholder who has not yet voted, I would ask that you do so now. For those attending in person, please now proceed to fill in your poll cards in respect of each resolution and check that you have voted on all the resolutions that you have printed your name or the name of the shareholder you are representing and have signed your poll card.

Rentokil Initial AGM 2022	Wednesday 11 May 2022

As you leave the meeting, please place your completed poll cards in the ballot box manned by Equiniti at the exit to the room.

For those voting electronically, the poll will close when the meeting ends shortly. The result of today's voting will be announced through a Regulatory News Service announcement and on our corporate website as soon as possible.

So in conclusion, I would like to personally thank you, our shareholders, for giving us your continued support. We really do appreciate it.

There being no further business. I declare the meeting closed. Those joining the meeting in person today are welcome to join me and the rest of the Board for tea and coffee afterwards.

To all our shareholders, we appreciate your attending today's meeting and your ongoing support of our business. Thank you.

[END OF TRANSCRIPT]

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at

Rentokil Initial AGM 2022	Wednesday 11 May 2022

investor@rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix

Rentokil Initial AGM 2022	Wednesday 11 May 2022

or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.